UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

December 9, 2020

Commission File Number: 001-38159

BRITISH AMERICAN TOBACCO P.L.C.
(Translation of registrant’s name into English)

Globe House
4 Temple Place
London WC2R 2PG
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒              Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

The information contained in Exhibit 1 to this Form 6-K, except the information contained in (i) the third top-level bullet point of the fifth paragraph under the heading “Trading update - ahead of closed period commencing 1st January 2021.” (including associated footnotes), (ii) the last bullet point of the sixth paragraph under the heading “Trading update - ahead of closed period commencing 1st January 2021.”, (iii) the second-to-last paragraph under the heading “Trading update detail” (including the bullet points thereunder and associated footnotes), (iv) the heading “Webcast and Conference call - The conference call will begin at 9.00am (BST).” and two paragraphs thereunder and (v) the fourth paragraph under the heading “Note on Non-GAAP Measures” is incorporated by reference into the Company’s Form S-8 Registration Statements File Nos. 333-237186, 333-223678 and 333-219440 and Form F-3 Registration Statement File No. 333-232691, and related Prospectuses, as such Registration Statements and Prospectuses may be amended from time to time.

This report includes materials as exhibits that have been published and made available by British American Tobacco p.l.c. as of December 9, 2020.

EXHIBIT INDEX

Exhibit	Description

Exhibit 1	Press Release entitled “2020 Second Half Pre-Close Trading Update” dated December 9, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

British American Tobacco p.l.c.

By:	/s/ Oliver Martin
	Name:	Oliver Martin
	Title:	Assistant Company Secretary

Date:  December 9, 2020